Filed by Devon Energy Corporation

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WPX Energy, Inc.

Commission File No.: 1-35322

Integration update video by David Harris recorded on 12.08.20

Hello everyone, I wanted to take a few minutes and provide some updates on where we stand on the integration of merger with WPX. But before I do that, I want to take a few minutes and step back and talk about the context and remind everyone why this merger is an important step for Devon and why it’s the right strategic decision for us. As you’ll recall, we’ve talked a lot about the evolving business model, our lower growth strategy and return of cash to shareholders with the variable dividend, the need to be more externally competitive in an ever-changing E&P landscape. And we’ve seen that a lot with other things that have happened since we’ve announced that deal. And so we really feel like this is the right strategic step for Devon and for WPX together and you see that in terms of the external reaction to the deal that we’re doing right now.

I think from the Devon perspective from the time we announced the deal, the share price is up about 80% and over that same time period, our share price has outperformed the share prices of our peer group by about 40%. So it’s clear that the external constituencies are very strongly supportive of what we’re doing and how we’re doing it. Now that’s great and we’re certainly pleased by that validation of the strategic steps that we’re taking. But at the same time we know that this involves a lot of change and we know that that change is hard.

We’re all going to be getting used to working with new colleagues and potentially altering processes and thinking about new ways to work. But that’s really part and parcel of that continuous mindset that we’ve really adopted within Devon. And you cant have a continuous improvement mindset without challenging yourself to be uncomfortable. But we know that’s hard and we’re experiencing that at the executive level too. We learning and building relationships with our new colleagues. But what I would tell you is that I’m really, really pleased by how that’s going and I see us building connections and working together already. And so I just wanted to step back and talk about the why we’re doing what we’re doing as a reminder.

We’ve hit a couple of important milestones from the mechanics of the merger process. We’ve cleared our SEC review of the proxy statement, we’ve set the date for both WPX and Devon shareholders to do the shareholder meetings to vote on the transaction right before the end of the year with the expectation that early in the new year, we will close the transaction when approved.

Likewise, you’ll start to hear more use of the reference to Day 1. Day 1 of the post-merger is really the day that we close. And I think importantly for most all of us to remember is day 1 is probably going to look and feel like a pretty ordinary day. Your roles and responsibilities will be the same, you’ll be following the same processes until we get updated proforma processes and things like that put in place. While it’s a huge milestone for both companies, in terms of how we interact day to day, and the kinds of things we need to be doing, we want to make sure we don’t paint a picture that it’s bigger than it really is.

Last week, we provided some information about the process and timeline for talent selection. As a reminder, I would encourage you to please make sure you have an updated talent profile online or updated resume. I’ve gotten a lot of questions. The intent of this process is not to do interviews, certainly don’t want to give people that impression. But it is important that we have accurate and updated information on each of our folks. These are important decisions and we take them very seriously and want to make sure we’re having the best conversations we can aided by accurate and updated information on everyone. So that’s what we’re asking you to do over the next week or so.

We have a number of technology decisions and analyses in process. Know that those reviews are still ongoing we have not made any decisions there. So, would imagine that we’re going to be working with both sets of companies’ systems kind of as-is for some period of time on Day 1 and thereafter and we’ll provide you with more updates as we get further into that analysis.

The last topic. So grateful to all of you who completed the culture survey. We ended up at 94% of the employee base who participated in the culture survey. We’re really excited to see those results, we think it’s going to give us a robust set of information that will enable us to learn more about Devon and our culture and how we work and also help us have meaningful conversations with our new colleagues about how we can shape the culture going forward to be the best place to work and to be the most competitive place to be externally with our peers.

It’s going to take a few weeks for that analysis to be compiled and so I would imagine some time after the start of the new year as we take that analysis and turn it into action plans we’ll have more to share with you on that front.

And lastly to each of you, a big thank you. I know that there’s a lot of folks that are involved with the integration effort that are working with and supporting the functional teams. I know that’s a lot of work in addition to the work that you’re already doing day-to-day. So thank you for going the extra mile and the time that you’re spending helping us with that. And even if you’re not involved with one of those efforts, thank you for continuing to ensure the business is continuing to run successfully and smoothly. We continue to see the strong momentum that we have in the business.

And finally, would just ask that under the circumstances, to continue to focus on the health and the safety of yourself and your family and your friends and colleagues and let’s take care of one another and we’ll look forward to providing you another update on the integration before folks take some time off for the holidays. So, thank you again for all you’re doing, and we look forward to talking to you soon.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement includes a document that serves as a prospectus of Devon and a joint proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. The registration statement on Form S-4, as amended, was declared effective by the SEC on November 24, 2020, and Devon and WPX mailed the joint proxy statement/prospectus to their respective stockholders on or about November 30, 2020. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

PARTICIPANTS IN THE SOLICITATION

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.